Exhibit 21.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
Cereal Base Ceba AB	Sweden
Oatly AB	Sweden
Oatly EMEA AB	Sweden
Oatly UK Limited	United Kingdom
Oatly German GmbH	Germany
Oatly US Operations & Supply Inc.	United States
Oatly US, Inc.	United States
Oatly Shanghai Co. Ltd.	China